

TOO LITTLE, TOO LATE.

Microsoft has a due diligence problem.
Here's why investors should be concerned.

EKŌ
Investor Advocates for Social Justice
RJI RACIAL JUSTICE INVESTING

SUMMARY

On July 1, 2026, 56 Microsoft shareholders, collectively representing more than $300 million in MSFT shares, refiled a shareholder proposal for the 2026 shareholder meeting.[1] The proposal calls on Microsoft to publish a report assessing the effectiveness of its human rights due diligence (HRDD) processes. It requests that Microsoft evaluate whether its Artificial Intelligence (AI) and cloud technologies are being misused by customers, such as military entities, to commit human rights abuses or violations of international humanitarian law. The proposal was filed for the first time last year, and at the 2025 Annual General Meeting (AGM), it received over 26% support, highlighting significant investor concern.

This briefing outlines various allegations and a finding of human rights violations related to Microsoft. It raises questions about the Company's HRDD practices and the adequacy of existing external reviews and demonstrates why supporting the resolution is necessary to protect shareholder value.

KEY ISSUES

- Microsoft recognizes that certain products, customers, and jurisdictions carry elevated risk, but journalistic investigations suggest ineffective HRDD.
- A pattern of allegations about Microsoft's complicity in human rights violations in Israel, China, Saudi Arabia, and the US suggests systemic issues with the Company's HRDD practices.
- Microsoft's investigations are reactive, narrow, and non-transparent.
- Its recent decision to suspend cloud services related to Israeli surveillance confirms the inadequacy of existing processes.
- The same HRDD proposal, filed last year, received over 26% shareholder support, and Microsoft has not adequately addressed it.

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1 Last year, 59 filers representing just over $80 million in MSFT stock filed the shareholder proposal for the first time.

In June 2026, Microsoft confirmed that the Israeli military had used its cloud to store mass surveillance data on Palestinians.[2] This followed Microsoft's September 2025 decision to suspend a specific Israeli military unit's use of certain technologies after journalistic investigations revealed they had been employed in mass surveillance of Palestinians.[3] An earlier Company review found that its Azure and AI technologies had not been used in ways that breached Microsoft's terms of service or AI Code of Conduct. The decision to act only after persistent media reporting and employee and public outcry illustrates that Microsoft's HRDD processes did not identify or address significant human rights risks, revealing gaps in oversight and review. This poses material risks for investors.

MATERIAL RISKS FOR MICROSOFT AND SHAREHOLDERS

- **Financial Risk:** Potential loss of revenue or increased cost of capital; potential portfolio impacts for investors due to S&P 500 weighting.
- **Legal and Regulatory Risk:** Potential financial liability for the Company under EU laws; GDPR complaint filed against Microsoft; potential criminal liability for the Company and its executives for complicity in human rights violations.
- **Operational Risk:** Controversy impacts key talent recruitment and retention; distracts senior management from core business.
- **Reputational Risk:** Microsoft named by UN Special Rapporteur as profiting from, and therefore complicit in, war crimes and genocide in Gaza[4]; risk of eroding public and customer trust.

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2 https://cdn-dynmedia1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/ Summary-of-2025-External-Investigation-Follow-Up.pdf

3 Harry Davies and Yuval Abraham, "Microsoft Blocks Israel's Use of Its Technology in Mass Surveillance of Palestinians," The Guardian, September 25, 2025, https://www.theguardian.com/world/2025/sep/25/microsoft-blocks-israels-use-of-its-technology-in-mass-surveillance-of-palestinians

4 Imogen Foulkes, "UN Expert Calls for Companies to Stop Doing Business with Israel," BBC News, July 3, 2025, https://www.bbc.com/news/articles/cx2039xpv87o
Francesca Albanese, From Economy of Occupation to Economy of Genocide: Report of the Special Rapporteur on the Situation of Human Rights in the Palestinian Territories Occupied Since 1967 (A/HRC/59/23, United Nations, July 2025), https://www.un.org/unispal/document/a-hrc-59-23-from-economy-of-occupation-to-economy-of-genocide-report-special-rapporteur-francesca-albanese-palestine-2025/

MICROSOFT'S HRDD IS INADEQUATE

The UN Guiding Principles on Business and Human Rights ("UNGPs")[5] constitute the global authoritative framework outlining human rights responsibilities of states and businesses, and expectations are heightened for companies with business activities in conflict-affected and high- risk areas. Companies are expected to take all reasonable steps to ensure their products and services - including the deployment of such technologies by customers - are not used to violate human rights. To meet these obligations, companies should conduct HRDD to identify, prevent, mitigate, and account for adverse human rights impacts, and to transparently report on the effectiveness of such HRDD. Microsoft states it conducts ongoing HRDD across its value chain, in line with its obligations under the UNGPs[6], but it provides insufficient information about the effectiveness of its HRDD processes related to customer end use.[7]

Despite Microsoft's policies suggesting that the Company undertakes proactive and ongoing due diligence, misuse of its products has been uncovered not by internal HRDD but by investigative journalism.[8] This suggests a reactive approach that presents material risks for Microsoft and its shareholders.

Foley Hoag's 2023 human rights impact assessment ("HRIA") highlighted that "Microsoft describes its human rights management as "hub-and-spoke," intended to empower and support front line personnel to identify and address legal and policy issues, including human rights issues. To that end, Microsoft's teams do not typically follow a formal set of processes and protocols to identify and assess potential human rights risks."[9] Foley Hoag noted that "[c]onsequently, Microsoft has few internal policies and procedures that could be used by personnel as guidance to establish a standardized process for the identification, assessment, and elevation of human rights risks."[10]

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5 United Nations Office of the High Commissioner for Human Rights, *Guiding Principles on Business and Human Rights: Implementing the United Nations "Protect, Respect and Remedy" Framework* (New York / Geneva: United Nations, 2011), https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

6 United Nations Office of the High Commissioner for Human Rights, Guiding Principles on Business and Human Rights: Implementing the United Nations "Protect, Respect and Remedy" Framework (New York / Geneva: United Nations, 2011); https://www.microsoft.com/en-us/corporate-responsibility/human-rights-statement#tab-foundational-principles https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

7 Microsoft, Microsoft's Commitment to Human Rights ([May 2025]), https://msblogs.thesourcemediaassets.com/sites/5/2025/05/Microsofts-Commitment-to-Human-Rights.pdf

8 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

9 Foley Hoag, Human Rights Impact Assessment of Microsoft's Enterprise Cloud and AI Technologies Licensed to U.S. Law Enforcement Agencies, prepared for Microsoft (Redmond, WA: Microsoft, June 2023), 24, https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Human-Rights-Impact-Assessment-Licensed-Technologies.pdf

10 Foley Hoag, Human Rights Impact Assessment of Microsoft's Enterprise Cloud and AI Technologies Licensed to U.S. Law Enforcement Agencies, prepared for Microsoft (Redmond, WA: Microsoft, June 2023), 24, https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Human-Rights-Impact-Assessment-Licensed-Technologies.pdf

Beyond failures of human rights due diligence, Microsoft's conduct also raises questions about compliance with its primary Codes of Conduct in the Microsoft Services Agreement. These codes prohibit illegal activity and any behavior that harms or threatens to harm others, particularly children.

Continued contracts with state and non-state actors implicated in systematic human rights abuses and violations, including those contravening international humanitarian law, represent not only process failures in HRDD but also negligence in enforcing the company's basic user policies and standards.

Further, the Company's actions may constitute Business and Human Rights norms breaches. Recently issued guidance by the Church of England and a consortium of institutional investors and human rights experts categorizes cases of "Company Breaches of Norms" as substantive failures involving direct or enabling complicity in human rights violations.[11] According to their guidance, if Microsoft conducts ongoing business operations with nation states involved in numerous and continual human rights violations, this could constitute being categorized as a "Norms Breach Company," designated at the highest level of harm in terms of severity and irreversibility This may expose the Company to heightened shareholder scrutiny and potential exclusion from investment portfolios.

The cumulative effect, despite the Company's claims to the contrary, is a risk management approach that is reactive and that does not assure investors or the public that high-risk client relationships are adequately assessed and monitored. This approach increases reputational, regulatory, and operational risks.

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11 Church of England. Investor Initiative on Human Rights Data (II-HRD) Report – September 2025. London: Church of England, 2025. Available at: https://www.churchofengland.org/sites/default/files/2025-09/ii-hrd-report-september-2025.pdf
The Investor Initiative on Human Rights Data (II-HRD) is a collaborative effort among institutional investors, including the Church Commissioners for England, Aviva Investors, and Scottish Widows, working with the Investor Alliance for Human Rights and other experts to improve corporate human rights data and integrate it systematically into investment and stewardship decisions.

HIGH-RISK CLIENTS AND JURISDICTIONS

Microsoft recognizes that the nature and specific location of a customer can amplify risks, independently of the product offered, requiring elevated scrutiny. Its Responsible AI Framework, for example, imposes limited access restrictions on certain products such as facial recognition tools when sold to government agencies.[12] The Company's Global Human Rights Statement reaffirms its commitment to the UNGPs and emphasizes heightened due diligence for certain countries and HRIAs at both a product and corporate level.[13]

However, given repeated allegations of human rights issues, including a finding of Azure being used to store mass surveillance data on Palestinians,[14] implementation appears to be uneven, particularly with respect to products such as Azure cloud storage, whose potential of being deployed in a manner harmful to people is less obvious than that of other AI tools, such as facial recognition.

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12 Microsoft, *Responsible AI Transparency Report 2025* (Redmond, WA: Microsoft, 2025), 25,https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Responsible-AI-Transparency-Report-2025-vertical.pdf

13 Microsoft, Microsoft Global Human Rights Statement, accessed September 21, 2025, https://www.microsoft.com/en-us/corporate-responsibility/human-rights-statement#tab-foundational-principles

14 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

2023 HRIA RECOMMENDED AN ASSESSMENT OF MICROSOFT'S MILITARY CONTRACTS

In 2023, in response to a shareholder resolution, Foley Hoag published an independent HRIA focused on Microsoft's licensing of cloud services (including those incorporating AI) to US law enforcement (including agencies involved in policing and prisons) and immigration enforcement agencies. [15]

While the 2023 HRIA found no direct evidence that Microsoft's products and services caused or contributed to human rights harms, Foley Hoag made 23 recommendations. They included that the Company should "consider conducting theme-specific due diligence exercises or additional HRIAs focused on: [...]assessing the company's commercial relationships with military agencies and their impacts on BIPOC and other vulnerable communities..." [16]

There is no public disclosure confirming that an HRIA has been done for military clients. These gaps underscore that HRDD practices (especially for high-risk client categories such as military agencies) are not sufficiently visible to investors or stakeholders.

A PATTERN OF CONTROVERSY AND QUESTIONS ABOUT DUE DILIGENCE

Despite the Company's claims that it carries out ongoing and proactive due diligence, there is a pattern of allegations and findings over many years of involvement in facilitating civil and human rights abuses and human rights violations. This raises significant concerns for investors about the Company's oversight and HRDD processes.

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15 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Human-Rights-Impact-Assessment-Licensed-Technologies.pdf
Military agencies were explicitly excluded from the HRIA at Microsoft's request, creating an obvious and significant gap. The report was also criticized by Open Mic for "ignor[ing] the latest guidance regarding human rights expectations in the tech sector…".

16 Foley Hoag, Human Rights Impact Assessment of Microsoft's Enterprise Cloud and AI Technologies Licensed to U.S. Law Enforcement Agencies, prepared for Microsoft (Redmond, WA: Microsoft, June 2023), 50, https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Human-Rights-Impact-Assessment-Licensed-Technologies.pdf

Mass Surveillance of Civilians by Israeli Intelligence Agency

In June 2026, Microsoft published its Summary of 2025 External Investigation and Follow Up report, which confirmed that Israel's Unit 8200 used its technologies in violation of the terms of service to store mass surveillance data.[17] As will be shown below, this example highlights weaknesses in the Company's HRDD and internal and external reviews.

In early 2025, The Guardian[18] and the Associated Press[19] reported that Israel's military relied on Microsoft technology during its Gaza offensive, raising concerns that Azure cloud and AI tools could have been used in operations potentially posing risks to civilians. In response, Microsoft commissioned an internal review and engaged an external firm to undertake additional fact-finding. In May 2025, Microsoft announced that the review concluded there was "no evidence that Microsoft's Azure and AI technologies, or any of our other software, have been used to harm people or that IMOD has failed to comply with our terms of service or our AI Code of Conduct."[20] However, the review's methodology, scope, full final report, or even the name of the external law firm were not disclosed. The absence of key information including which staff were consulted and how much reliance was placed on staff assurances, what data was examined, and how civilian harm was defined and assessed, makes it difficult to evaluate the adequacy of the review. Further reporting from the Guardian and others also raises questions about the robustness of that review.

In August 2025, a joint investigation by The Guardian,[21] +972 Magazine,[22] and Local Call[23] alleged that Unit 8200, an Israeli military intelligence unit, had used Microsoft's Azure cloud to store roughly 200 million hours of Palestinian phone call recordings from Gaza and the West Bank. The data, described as stored in "a customized and segregated area within Azure," including data centers in the Netherlands and Ireland,[24] was reportedly used to inform military targeting decisions, including operations that posed risks to civilians.

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17 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

18 Harry Davies and Yuval Abraham, "Revealed: Microsoft Deepened Ties with Israeli Military to Provide Tech Support During Gaza War," The Guardian, January 23, 2025, https://www.theguardian.com/world/2025/jan/23/israeli-military-gaza-war-microsoft

19 Sam Mednick, Garance Burke, and Michael Biesecker, "How US Tech Giants Supplied Israel with AI Models, Raising Questions about Tech's Role in Warfare," *Associated Press*, February 18, 2025, https://apnews.com/article/israel-palestinians-ai-weapons-430f6f15aab420806163558732726ad9

20 Microsoft, "Microsoft Statement on the Issues Relating to Technology Services in Israel and Gaza," Microsoft On the Issues, May 15, 2025, https://blogs.microsoft.com/on-the-issues/2025/05/15/statement-technology-israel-gaza/

21 Harry Davies and Yuval Abraham, "Microsoft Launches Inquiry into Claims Israel Used Its Tech for Mass Surveillance of Palestinians," *The Guardian*, August 15, 2025, https://www.theguardian.com/world/2025/aug/15/microsoft-launches-inquiry-claims-israel-used-tech-mass-surveillance-palestinians?

22 Yuval Abraham, "Microsoft Storing Israeli Intelligence Trove Used to Attack Palestinians," *+972 Magazine*, August 6, 2025, https://www.972mag.com/microsoft-8200-intelligence-surveillance-cloud-azure/

23 Abraham, Yuval. "מיליון שיחות בשעה: המאגר של 8200 על שרתי מיקרוסופט בחו"ל[A Million Calls an Hour: 8200's Database on Microsoft Servers Abroad]." Shicha Mekomit, August 6, 2025, https://www.mekomit.co.il/%d7%9e%d7%99%d7%9c%d7%99%d7%95%d7%9f-%d7%a9%d7%99%d7%97%d7%95%d7%aa-%d7%91%d7%a9%d7%a2%d7%94-%d7%94%d7%9e%d7%90%d7%92%d7%a8-%d7%a9%d7%9c-8200-%d7%a2%d7%9c-%d7%a9%d7%a8%d7%aa%d7%99-%d7%9e%d7%99/

24 Yuval Abraham, "Microsoft Storing Israeli Intelligence Trove Used to Attack Palestinians," +972 Magazine, August 6, 2025, https://www.972mag.com/microsoft-8200-intelligence-surveillance-cloud-azure/

The investigation, based on internal Microsoft documents and interviews with 11 sources from the Company and Israeli military intelligence, alleged that some Microsoft engineers were aware the data included raw intelligence, while Israel-based staff, including Unit 8200 alumni, appeared to understand the military objectives. The fact that evidence existed internally but was unavailable to the first review casts serious doubt on the adequacy of that assessment.

Following this reporting, Microsoft commissioned a second external review, led by Covington & Burling LLP with independent consultancy assistance, to examine allegations of mass surveillance that could constitute a breach of its Terms of Service.[25] Microsoft has not confirmed to date whether Covington & Burling LLP was also the external firm involved in the first review. Microsoft has a long-standing commercial relationship with Covington & Burling LLP, and Microsoft's Vice Chair and President, Brad Smith, who oversees Microsoft's implementation of its human rights commitments,[26] was once a partner at the law firm,[27] creating at least a perception of a conflict of interest.

Microsoft subsequently announced on September 25, 2025, that it would cease and disable certain services related to the specific contract with the Israeli military's Unit 8200 while continuing to work with IMOD as a client.[28] While this demonstrates that credible risks of real-world harm existed and required Microsoft to take corrective action, it also confirms that the first review failed to identify them.

After the cancellation, Brad Smith sent a note to staff emphasizing that the second review "...had not accessed any customer data but its findings were based on a review of internal Microsoft documents, emails and messages between staff"[29] and credited the Guardian reporting for bringing to light "information we could not access in light of our customer privacy commitments."[30] However, the Guardian's reporting relied in part on internal Microsoft documents, indicating that information needed to assess risk was available internally during the first review but was not examined.

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25 Microsoft, "Microsoft Statement on the Issues Relating to Technology Services in Israel and Gaza," *Microsoft On the Issues*, August 15, 2025, https://blogs.microsoft.com/on-the-issues/2025/05/15/statement-technology-israel-gaza/

26 Microsoft, "Microsoft Global Human Rights Statement," accessed September 21, 2025, https://www.microsoft.com/en-us/corporate-responsibility/human-rights-statement?#tab-internal-governance

27 Brad Smith, "Brad Smith - Vice Chair and President at Microsoft Corporation," LinkedIn, accessed September 21, 2025, https://www.linkedin.com/in/bradsmith

28 https://blogs.microsoft.com/on-the-issues/2025/09/25/update-on-ongoing-microsoft-review/

29 Harry Davies and Yuval Abraham, "Microsoft Blocks Israel's Use of Its Technology in Mass Surveillance of Palestinians," The Guardian, September 25, 2025, https://www.theguardian.com/world/2025/sep/25/microsoft-blocks-israels-use-of-its-technology-in-mass-surveillance-of-palestinians

30 Harry Davies and Yuval Abraham, "Microsoft Blocks Israel's Use of Its Technology in Mass Surveillance of Palestinians," The Guardian, September 25, 2025, https://www.theguardian.com/world/2025/sep/25/microsoft-blocks-israels-use-of-its-technology-in-mass-surveillance-of-palestinians

The second review appeared to focus narrowly on whether cloud storage was used for mass surveillance and seems not to explicitly address allegations that the stored data was used in military operations potentially harmful to civilians.[31] The August 2025 reporting by The Guardian, +972 Magazine, and Local Call highlighted these risks and prompted the second review, yet Microsoft treats these allegations as distinct from those addressed by the first review. In reality, they are the same category of risks, demonstrating that the first review did not, at a minimum, examine the internal documents later cited by the investigative reporting. Given that Microsoft has revised its assessment of violation of its terms of service, it is unclear why the allegations of civilian-harm are not also being revisited.

Almost nine months after Microsoft announced it had ceased and disabled services to Unit 8200, Microsoft published a summary report of the external investigation's findings, which will be discussed in the next section. [32]

The sequence of events highlights weaknesses in and unresolved questions about Microsoft's HRDD, oversight, review processes, and transparency when it comes to high-risk client relationships. The prudent course of action at this time is to formally assess the effectiveness of Microsoft's HRDD practices in preventing, identifying, and addressing customer misuse of Microsoft AI and cloud products or services that violate human rights or international humanitarian law.

China: Enabling Mass Surveillance in Xinjiang

In September 2025, Associated Press[33] reported that Microsoft provided cloud services to Landasoft, a Chinese surveillance company implicated in the repression of Uyghur Muslims in Xinjiang. According to the report, Landasoft registered accounts on Microsoft Azure in 2018 seeking to expand cloud offerings to police clients. Microsoft confirmed that Landasoft accessed Azure through a self-service portal, which was retired in 2021, and stated that any data related to Landasoft was deleted.

While factually accurate, the self-service framing does not remove Microsoft's responsibility under its own human rights policies: China represents a high-risk environment where, according to Microsoft's own policies, "heightened due diligence" should be carried out. Allowing a company with ties to repressive policing to access cloud services without proactive assessment raises questions about Microsoft's HRDD.

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31 Microsoft, "Microsoft Statement on the Issues Relating to Technology Services in Israel and Gaza," *Microsoft On the Issues*, August 15, 2025, https://blogs.microsoft.com/on-the-issues/2025/05/15/statement-technology-israel-gaza/

32 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

33 Michael Biesecker, "How Silicon Valley Enabled China's Digital Police State," Associated Press, September 9, 2025, https://apnews.com/article/chinese-surveillance-silicon-valley-uyghurs-tech-xinjiang-8e000601dadb6aea230f18170ed54e88

In another example, Microsoft provided AI, cloud computing services, and mentorship to Chinese startups through its incubator program.[34] After graduating the program, some companies have subsequently partnered with the Xinjiang police where Microsoft's surveillance tools and support have reportedly been used by the Chinese government in its brutal oppression of the Uyghur population.[35]

Saudi Arabia: Concerns Over Facilitating Human Rights Violations

In 2023, Human Rights Watch called on Microsoft to suspend its investment in a new cloud data center region in Saudi Arabia until it can clearly demonstrate how it will mitigate the risk of facilitating serious human rights violations.[36] The concern arises from the potential for Saudi authorities to obtain access to data stored in Microsoft's cloud data center, posing threats to human rights and privacy. Assessments from Freedom House and the US State Department show that Saudi Arabia is a high-risk human rights environment.[37] In 2025, a shareholder resolution calling for an HRIA regarding the data center in Saudi Arabia and other countries with human rights concerns received over 27% of the shareholder vote.[38]

Israel: Provision of Services for Surveillance, Targeting, and Other Human Rights Violations

Despite Microsoft deciding to cease and disable certain services related to one of its contracts with an Israeli military unit for human rights violations, Microsoft continues to maintain extensive contracts with the Israeli Ministry of Defense (IMOD).[40] According to recent reporting by Associated Press, Microsoft maintains at least 635 active subscriptions with IMOD, with one news source stating the company maintains a "footprint in all major military infrastructures."[41]

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35 Joanna Chiu, "Chinese Startups Supported by Microsoft and Google Incubator Programs Worked with Police," *Rest of World*, November 19, 2024, https://restofworld.org/2024/microsoft-google-chinese-startup-incubator-police-surveillance/

36 Human Rights Watch, "Saudi Arabia: Microsoft Should Hold Off on Data Center," Human Rights Watch, April 13, 2023, https://www.hrw.org/news/2023/04/13/saudi-arabia-microsoft-should-hold-data-center?

37 U.S. Department of State, *2024 Country Reports on Human Rights Practices: Saudi Arabia*, accessed September 21, 2025,https://www.state.gov/reports/2024-country-reports-on-human-rights-practices/saudi-arabia#:~:text=Significant%20human%20rights%20issues%20included,restrictions%20on%20freedom%20of%20expression Freedom House, Freedom in the World 2025: Saudi Arabia, accessed September 21, 2025, https://freedomhouse.org/country/saudi-arabia/freedom-world/2025

38 https://microsoft.gcs-web.com/static-files/191a64b2-b8b8-4fff-ad11-8eebf6318e66

39 https://blogs.microsoft.com/on-the-issues/2025/09/25/update-on-ongoing-microsoft-review/

40 https://apnews.com/article/israel-palestinians-ai-technology-737bc17af7b03e98c29cec4e15d0f108

41 https://www.972mag.com/microsoft-azure-openai-israeli-army-cloud/

According to an investigation by +972 Magazine and Local Call, in collaboration with The Guardian, while the full extent of services provided to IMOD are unknown, leaked documents have described the use of Azure for combat and intelligence efforts, including the storage of data related to lethal airstrikes.[42] Additionally, Microsoft's Azure has been used to maintain the "Rolling Stone" system and the *Al-Munaseq* application, both of which are used in Israel's permit system which restricts and controls the movement of Palestinians as part of its system of apartheid and to otherwise surveil and violate Palestinian's human rights. [43]

United States: Enabling the Immigration Crackdown

New reports allege Microsoft's technologies are being used by Immigration and Customs Enforcement ("ICE") in "facilitating an immigration crackdown" in the US, which cites ICE's tripling of its reliance on Microsoft's cloud in the second half of 2025.[44] Microsoft says it "do[es] not believe" its cloud is being used by ICE for mass surveillance,[45] but Microsoft employees have filed internal ethics reports highlighting these concerns.[46] Microsoft also has a close partnership with Palantir Technologies, Inc., which uses Microsoft's cloud for its software [47] and has been linked to severe constitutional and human rights violations in the context of immigration enforcement. [48]

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42 https://www.972mag.com/microsoft-azure-openai-israeli-army-cloud/
43 https://www.accessnow.org/press-release/joint-letter-to-microsoft-regarding-israeli-military-use-of-azure-cloud-and-ai-services/
44 https://www.theguardian.com/us-news/2026/feb/17/ice-microsoft-technology-immigration-crackdown; https://www.wired.com/story/how-big-tech-is-powering-trumps-immigration-crackdown/
45 https://www.reuters.com/sustainability/society-equity/microsoft-says-it-does-not-think-us-ice-uses-firms-tech-mass-surveillance-2026-02-19/
46 https://www.theguardian.com/us-news/2026/feb/17/ice-microsoft-technology-immigration-crackdown
47 https://afsc.org/sites/default/files/2026-04/palantir-tech-ecosystem-final.pdf
48 https://www.aclu.org/news/privacy-technology/palantir-deportation-roundup

INADEQUACY OF EXTERNAL INVESTIGATIONS

Microsoft's response to these allegations has followed a familiar pattern: reactive due diligence, narrow and flawed external reviews, and evasion of responsibility and accountability.

As previously discussed, in response to allegations of Microsoft's technologies being used by Israel in the Gaza offensive, Microsoft commissioned an external review that concluded in May 2025 that there was "no evidence" of misuse or harm.[49] However, after its second external review, the Company said it found evidence that supported the storage of mass surveillance data on its cloud,[50] the findings of which were later confirmed in Microsoft's June 2026 summary report.[51]

The report is only a summary of Covington & Burling LLP's investigation and does not explain the methodology or specific findings of the investigation, apart from mentioning "its factual findings remain the same." The report does not explain which of the services to Unit 8200 were suspended and which still remain active. The report also fails to address the Guardian's allegation that the mass surveillance data was used to make targeting decisions in Gaza.[52]

In the report, Microsoft takes no responsibility for the harm and omits any mention of remedy and internal accountability - such as investigating and terminating personnel who were dishonest about the use of Azure for surveillance. Notably, Microsoft does not link the departure of Microsoft Israel's country manager, Alon Haimovich,[53] to the investigation; instead, it praises him for his service.[54]

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49 https://blogs.microsoft.com/on-the-issues/2025/05/15/statement-technology-israel-gaza/
50 https://blogs.microsoft.com/on-the-issues/2025/09/25/update-on-ongoing-microsoft-review/
51 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf
52 https://www.theguardian.com/world/2025/aug/06/microsoft-israeli-military-palestinian-phone-calls-cloud
53 https://www.theguardian.com/world/2025/aug/06/microsoft-israeli-military-palestinian-phone-calls-cloud
54 https://truthout.org/articles/microsoft-ousts-head-of-israeli-branch-over-use-of-tech-to-spy-on-palestinians/
https://news.microsoft.com/source/emea/2026/05/microsoft-israel-gm-alon-haimovich-announces-departure/?lang=he

Regarding Covington and Burling LLP's suggestions for improvement, Microsoft has already stated it was implementing the majority of these recommendations prior to last year's shareholder meeting, which was outlined in its proxy statement [55] and supplement [56] to the proxy statement. With regard to those suggestions that are new (e.g. security clearance oversight), Microsoft provides no meaningful insight into how they will be operationalized: "We are taking a closer look at how we manage security clearances in certain countries and will make changes to ensure that our employees understand how to navigate security clearance requirements as part of their work for Microsoft."[57] Without greater transparency on how Microsoft plans to implement these recommendations, they remain vague, undefined, and inadequate for demonstrating meaningful human rights due diligence.

In 2020, Covington & Burling LLP found no breach in relation to Microsoft's investment in the Israeli surveillance firm AnyVision although the Company subsequently divested.[58] In 2023, the Foley Hoag HRIA reached similar findings regarding Microsoft's services and products by US law enforcement agencies.[59] The first review into Israeli military contracts in early 2025 repeated this formula, concluding that Azure and AI technologies had not been used to harm civilians or violate Microsoft's terms of services.[60]

This pattern suggests structural deficiencies in Microsoft's HRDD, including insufficient mechanisms to assess real-world impacts of high-risk clients, and raises questions about the scope and adequacy of external reviews. They are typically narrow in scope and sometimes constrained by client agreements or terms of service that can limit disclosure, as seen in the Foley Hoag HRIA and the June 2026 summary report. Their opacity is heightened when methodologies, terms of reference, or full reports are withheld, making it impossible to assess rigor or scope, or where their conclusions amount to mere blanket statements (e.g., "found no evidence"), which provide little basis for stakeholders or investors to evaluate whether underlying risks have been materially reduced.

Microsoft's deference to terms of service and customer privacy commitments to define what can be investigated reflects a choice that limits its own ability to assess potential human rights abuses by high-risk clients using its products.[61] Even when investigative reporting identifies potential misuse, internal reviews may be constrained from fully examining the facts, creating structural gaps in HRDD.

Investors should support an independent review of Microsoft's HRDD to ensure high-risk client use is properly identified and assessed and potential human rights risks are effectively mitigated.

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55 https://www.sec.gov/Archives/edgar/data/789019/000119312525245150/d908201ddef14a1.pdf

56 https://microsoft.gcs-web.com/node/34261/html

57 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

58 https://m12.vc/news/joint-statement-by-microsoft-anyvision/

59 https://s3.amazonaws.com/documents.jdsupra.com/ee68f9bb-fe3f-4ce5-a2c3-d9b0189006de.pdf

60 https://blogs.microsoft.com/on-the-issues/2025/05/15/statement-technology-israel-gaza/

61 Harry Davies and Yuval Abraham, "Microsoft Blocks Israel's Use of Its Technology in Mass Surveillance of Palestinians," The Guardian, September 25, 2025, https://www.theguardian.com/world/2025/sep/25/microsoft-blocks-israels-use-of-its-technology-in-mass-surveillance-of-palestinians

MATERIAL RISKS FOR INVESTORS

The recurring nature of these allegations and identified violations suggests systemic issues with Microsoft's HRDD practices, especially when it comes to high-risk clients such as military agencies. Inadequate HRDD exposes Microsoft to material, legal, operational, and reputational risks.

Microsoft's potential complicity in international crimes in Gaza has resulted in outspoken opposition from its own employees,[62] a boycott and divestment campaign against the Company,[63] calls for transparency and accountability from civil society organizations,[64] significant reputational damage that may harm long-term shareholder value, and risks exposing the company to legal and regulatory penalties.

- **Financial Performance Risk:** Enterprises, governments, and other large customers may avoid association with companies under human-rights or surveillance controversy. Loss of business, or demands for contract renegotiation and higher indemnification, can directly reduce revenue and margins. The UN Human Rights Council has highlighted the business risks of corporate complicity in conflict-affected areas.[65]

Meeting the criteria of a "Norms Breach Company" of international human rights standards can expose the Company to shareholder action, engagement escalation, or exclusion from investment portfolios, which in turn can increase the Company's cost of capital.[66]

- **Legal and Regulatory Risk**: In December 2025, the Irish Council for Civil Liberties filed an EU General Data Protection Regulation (GDPR) complaint against Microsoft, alleging data processed by Microsoft Ireland facilitates the killing of Palestinians, enables mass surveillance of Palestinians, and enables the illegal occupation and apartheid regime in Palestine.[67] If there is a determination of a violation of the GDPR, the company can face significant fines, which can reach up to $11.27 billion, which is 4% of Microsoft's 2025 annual turnover.[68]

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62 No Azure for Apartheid, *No Azure for Apartheid Petition*, accessed September 21, 2025, https://noazureforapartheid.com/petition/
63 BDS Movement, Boycott Microsoft Petition, accessed September 21, 2025, https://bdsmovement.net/microsoft
64 https://www.accessnow.org/press-release/joint-letter-to-microsoft-regarding-israeli-military-use-of-azure-cloud-and-ai-services/
65 Francesca Albanese, From Economy of Occupation to Economy of Genocide: Report of the Special Rapporteur on the Situation of Human Rights in the Palestinian Territories Occupied Since 1967 (A/HRC/59/23, United Nations, July 2025), https://www.un.org/unispal/document/a-hrc-59-23-from-economy-of-occupation-to-economy-of-genocide-report-special-rapporteur-francesca-albanese-palestine-2025/
66 Philipp Krüger, "Corporate Goodness and Shareholder Wealth," *Journal of Financial Economics* 115, no. 2 (2015): 304–329.https://doi.org/10.1016/j.jfineco.2014.09.008
67 https://www.iccl.ie/wp-content/uploads/2025/12/REDACTED-ICCL-GDPR-DPC-complaint-Microsoft.pdf
68 https://gdpr.eu/fines/; https://www.microsoft.com/investor/reports/ar25/index.html

The Dutch government announced they would "request further investigation," and if there are serious indications of criminal offences, then the public prosecutor's office could decide to initiate legal proceedings.[69]

It is also possible that efforts will be made to hold the company and/or its executives responsible in the courts if there is evidence of complicity in human rights violations. Universal jurisdiction, the principle that certain grave crimes (e.g., genocide, crimes against humanity) can be prosecuted irrespective of where they were committed or the nationality of perpetrators or victims, is increasingly being tested in the context of corporate complicity in human rights violations.[70]

In December 2025, a group of organizations sent a letter to Microsoft, explaining that, as a result of Microsoft's past and continued provision of services to the Israeli military, the company "has exposed itself, its leadership, and its individual officers to wide-ranging criminal and civil legal liability, including in domestic courts in the United States and the European Union, and before various international bodies."[71]

Additionally, in March 2026, UN Special Rapporteur, Francesca Albanese, sent a letter to Microsoft CEO, Satya Nadella, asserting that the Company's continued provision of products and services to IMOD exposes Microsoft executives to potential complicity in "alleged war crimes, atrocity crimes and crimes against humanity committed by Israel," including genocide, forcible transfer, and the use of starvation as a weapon of war.[72]

Substantiated allegations such as misuse of cloud services, GDPR violations, or human rights harms could also increase perceived risk, raising equity risk premiums and pushing up the cost of debt as lenders incorporate litigation and regulatory exposure into credit spreads.[73]

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69 Harry Davies, "Activists in Netherlands Protest on Roof of Microsoft Site Storing Israeli Military Data," *The Guardian*, August 10, 2025, https://www.theguardian.com/world/2025/aug/10/activists-in-netherlands-protest-on-roof-of-microsoft-site-storing-israeli-military-data

70 https://www.freshfields.com/en/our-thinking/blogs/a-fresh-take/doing-business-in-high-risk-jurisdictions-a-global-overview-of-litigation-risks-102lq22; https://www.ibanet.org/document?id=Universal-Jurisdiction-HRI-report-2025

71 https://abolitionistlawcenter.org/wp-content/uploads/2025/12/Microsoft-Corporation-Provided-with-Notice-of-Exposure-to-Liability.pdf

72 https://spcommreports.ohchr.org/TMResultsBase/DownLoadPublicCommunicationFile?gId=30848

73 Andrew Goss and Gregory S. Roberts, "The Impact of Corporate Social Responsibility on the Cost of Bank Loans," Journal of Banking & Finance 35, no. 7, 1794–1810, 2011, https://doi.org/10.1016/j.jbankfin.2010.12.002
Bing Zheng, "An Empirical Study of the Impact of Corporate Social Responsibility on the Cost of Debt," SSRN Working Paper, Social Science Research Network, 2021,https://papers.ssrn.com/sol3/Delivery.cfm/SSRN_ID3833171_code4681707.pdf?abstractid=3833

Legal Proceedings Involving Corporate Accountability for Alleged Complicity in International Crimes

Lundin Case (Sweden)

On 11 November 2021, the Swedish public prosecutor formally charged the chief executive of Lundin Energy (formerly Lundin Petroleum) and the chairman of the Board for aiding and abetting war crimes that occurred between 1999 and 2003 in Sudan, now South Sudan. Both deny the allegations. The trial started on 5 September 2023 and the concluding pleas were delivered in April and May 2026,[74] with a final judgment expected in December 2026. The prosecution is requesting the maximum prison sentence of 10 years for the former CEO and a prison sentence of 6 years for the former Board chair, and is additionally asking for the company be required to pay a maximum fine of 3 million SEK.[75]

Lafarge Case (France)

In April 2026, a French court convicted Lafarge, the world's largest cement manufacturer, and eight individuals (including former company executives), for financing terrorist organizations.[76] The court found that, between 2013 and 2014, Lafarge made payments to terrorist groups, including ISIS, to continue operations at its Syrian cement plant amidst the civil war.[77] The verdict ordered Lafarge to pay the maximum fine, EUR 1.125 million, and prison sentences for former executives ranging from 3 to 6 years.[78]

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74 https://www.justiceinfo.net/en/159991-end-lundin-trial-money-matters-on-the-table.html; https://www.justiceinfo.net/en/159991-end-lundin-trial-money-matters-on-the-table.html.

75 https://crd.org/2026/04/23/report-76-the-prosecutions-closing-arguments/

76 https://www.business-humanrights.org/en/blog/an-unprecedented-verdict-french-company-lafarge-and-top-executives-convicted-of-financing-terrorism/

76 https://www.business-humanrights.org/en/blog/an-unprecedented-verdict-french-company-lafarge-and-top-executives-convicted-of-financing-terrorism/

76 https://www.business-humanrights.org/en/blog/an-unprecedented-verdict-french-company-lafarge-and-top-executives-convicted-of-financing-terrorism/

77 https://www.business-humanrights.org/en/blog/an-unprecedented-verdict-french-company-lafarge-and-top-executives-convicted-of-financing-terrorism/

78 https://www.business-humanrights.org/en/blog/an-unprecedented-verdict-french-company-lafarge-and-top-executives-convicted-of-financing-terrorism/

- **Operational Risk:** Involvement in controversial partnerships that attract the attention of the media, civil society, and regulators can distract senior management from Microsoft's core business objectives. Employee protests and activism over controversial contracts can depress morale, erode trust in management, increase quits, and slow delivery in mission-critical teams.[79] At a time when tech companies are competing intensely for key employees to win the competitive race on AI, Microsoft can ill afford to undermine its ability to acquire and retain top talent.

- **Reputational Risk:** In June 2025, United Nations Special Rapporteur, Francesca Albanese, presented a new report, “From economy of occupation to economy of genocide,” to the UN Human Rights Council, which names companies she says are profiting from, and therefore complicit in, war crimes and genocide in Gaza.[80] She includes Microsoft, noting its decades-long involvement in Israel and the extensive access the Israeli government has to Microsoft’s AI technologies, data analytics, and surveillance.[81] Microsoft is facing repeated allegations of its products being used to facilitate human rights violations, which is drawing internal[82] and external criticism[83] leading to headlines that damage the company’s brand and can erode public and customer trust.

- **Systemic Risk:** Microsoft is the third largest stock weight in the S&P 500, at ~5.4%,[84] with a market capitalization of roughly USD 3.7 trillion.[85] When a company of this size suffers a reputational or legal shock, the effects ripple through index-tracking portfolios and pension funds. Exposure to Microsoft is often unavoidable for investors. These portfolio-level impacts of the Company’s actions make it essential for diversified investors and “universal owners” to monitor potential risks associated with Microsoft’s operations and public perception.

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79 Empirically, firms with higher employee satisfaction and perceived managerial trustworthiness deliver stronger long-run stock returns and profitability. See: Edmans, Alex. 2011. “Does the Stock Market Fully Value Intangibles? Employee Satisfaction and Equity Prices.” *Journal of Financial Economics* 101, no. 3: 621–640,. DOI: 10.1016/j.jfineco.2011.03.021. (publisher/abstract) https://www.sciencedirect.com/science/article/pii/S0304405X11000869

80 Imogen Foulkes, “UN Expert Calls for Companies to Stop Doing Business with Israel,” BBC News, July 3, 2025, https://www.bbc.com/news/articles/cx2039xpv87o;
Francesca Albanese, From Economy of Occupation to Economy of Genocide: Report of the Special Rapporteur on the Situation of Human Rights in the Palestinian Territories Occupied Since 1967 (A/HRC/59/23, United Nations, July 2025),https://www.un.org/unispal/document/a-hrc-59-23-from-economy-of-occupation-to-economy-of-genocide-report-special-rapporteur-francesca-albanese-palestine-2025/

81 Francesca Albanese, From Economy of Occupation to Economy of Genocide: Report of the Special Rapporteur on the Situation of Human Rights in the Palestinian Territories Occupied Since 1967 (A/HRC/59/23, United Nations, June 2025),https://www.ohchr.org/en/documents/country-reports/ahrc5923-economy-occupation-economy-genocide-report-special-rapporteur

82 No Azure for Apartheid, No Azure for Apartheid Petition, accessed September 21, 2025, https://noazureforapartheid.com/petition/

83 Timothy Pratt, “Microsoft Faces Growing Unrest over Role in Israel’s War on Gaza: ‘Close to a Tipping Point’,” The Guardian, April 18, 2025, https://www.theguardian.com/technology/2025/apr/18/microsoft-ai-israel-gaza-war
Joe Taysom, “Brian Eno Pleads with Microsoft to Cut Ties with Israel,” *Far Out Magazine*, May 21, 2025, https://faroutmagazine.co.uk/brian-eno-pleads-microsoft-cut-ties-with-israel/

84 https://www.slickcharts.com/sp500

85 https://www.slickcharts.com/symbol/MSFT

- Addressing the costs of human rights violations may help protect shareholders from economy-wide risks, including those resulting from human rights abuses potentially associated with Microsoft's products. Market performance and, accordingly, the long-term performance of diversified portfolios depends on the health of the economy, which can be undermined when companies' activities create social and environmental costs that drag on GDP.[86] Conflict and human rights violations can generate spillover effects that disrupt trade, investment, and financial markets beyond local economies.[87] Reports indicate that Microsoft's technologies have been linked to military targeting and surveillance activities in Gaza, contributing to the destruction of infrastructure, the displacement of communities, and loss of life, factors that depress economic productivity and slow recovery. These dynamics not only weaken local economies but can ripple globally, heightening legal, reputational, and systemic risks and threatening the long-term returns of diversified investors.[88]

Shareholders need to be assured that the Company's strategy is not mispricing and undervaluing the risks associated with continuing business with customers in violation of the Company's standards and policies. Continuing contracts that bear numerous and compounding material risks and costs to the Company should be weighed against the revenue gained by such contracts and the costs of adequate and efficient due diligence. Negligence to address these due diligence failures raises numerous issues related to the Company's Duty of Care to shareholders. Robust due diligence practices are essential to mitigate these risks. Given repeated allegations, and a finding of human rights violations, an independent assessment of the effectiveness of the Company's HRDD processes and practices is needed. By taking proactive steps, Microsoft can safeguard its reputation, ensure compliance with international standards, and maintain investor confidence.

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86 Principles for Responsible Investment & UNEP Finance Initiative, "Universal Ownership: Why Environmental Externalities Matter to Institutional Investors," Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

87 Institute for Economics & Peace, Business & Peace Report 2021: Peace: A Good Predictor of Economic Success(Sydney: Institute for Economics & Peace, May 2021), PDF, https://www.economicsandpeace.org/wp-content/uploads/2021/05/BAP-2021-web.pdf

88 Principles for Responsible Investment & UNEP Finance Initiative, "Universal Ownership: Why Environmental Externalities Matter to Institutional Investors," Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

CONCLUSION

Microsoft acknowledges that client category and geographic location impact likelihood of product misuse and human rights impacts. Yet it has not demonstrably, consistently translated this awareness into systematic, heightened HRDD. External assessments, such as the Foley Hoag HRIA, have explicitly recommended assessing the company's relationship with military agencies and working with stakeholders to discuss priorities for future HRDD, but the company has not publicly committed to fully implementing these recommendations. A stream of accusations and the Company's recent decision to "cease and disable" services related to one of its contracts with the Israeli military[89] strongly suggest that Microsoft's current, largely reactive measures to allegations of human rights abuses by customers are inadequate. A growing list of unaddressed allegations of Microsoft's HRDD failures in Israel and other countries further highlights the need for the requested HRDD assessment.

Without a comprehensive, systematic and proactive approach to due diligence, shareholders remain exposed to significant material, financial, legal & regulatory, and reputational risks. Supporting the 2026 shareholder resolution is therefore prudent.

Disclaimer

None of Ekō, Investor Advocates for Social Justice (IASJ), nor Racial Justice Investing (RJI) are investment or financial advisors, and do not make any representation regarding the advisability of investing in any particular company or investment fund or vehicle. A decision to invest in any such investment fund or entity should not be made in reliance on any of the statements set forth in this briefing. While Ekō, IASJ, and RJI have obtained information believed to be reliable, they shall not be liable for any claims or losses of any nature in connection with information contained in this document, including but not limited to, lost profits or punitive or consequential damages. This publication should not be viewed as a comprehensive guide of all questions an investor should ask an institution, but rather as a starting point for questions specifically related to the issues presented in this publication. The opinions expressed in this publication are based on the documents specified in the footnotes. We encourage readers to read those documents.

Contact Details
To learn more about this investor briefing, please email aacosta@iasj.org.

89 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

Email to Proxy Advisors, Asset Managers, etc.

Dear INSTITUTION,

I hope you are well. My name is Aaron Acosta, and on behalf of lead proponents Religious of the Sacred Heart of Mary Charitable Trust and the Sisters of the Sacred Heart of Mary and 54 additional co-filers, **we respectfully request your support for our shareholder proposal at Microsoft Corporation (MSFT), a re-file of last year's proposal, which can be found here**: https://iasj.org/wp-content/uploads/Microsoft-2026-Shareholder-Proposal-FINAL-1.pdf. We would welcome the opportunity to meet to discuss the proposal in greater detail.

The proposal asks Microsoft to publish a report, assessing the effectiveness of its human rights due diligence ("HRDD") processes in preventing, identifying, and addressing customer misuse of Microsoft artificial intelligence ("AI") and cloud products or services that violates human rights or international humanitarian law. **This is a re-file of last year's proposal, which received 26.3% shareholder support**.

We believe support for this shareholder resolution is warranted because Microsoft's current HRDD appears insufficient in preventing, identifying, and addressing customer misuse of its technologies and services. This was highlighted most recently by the Company's decision to cease and disable certain services related to a specific contract with the Israeli military, following a journalistic investigation that revealed its technologies had been employed in mass surveillance of Palestinians. Notably, it was the journalistic investigation, not Microsoft's HRDD, that brought to light the customer misuse.

We believe Microsoft's June 4, 2026 summary of findings report regarding the findings of its investigation into specific allegations reported by The Guardian is wholly inadequate and does not address the extent of investors' remaining concerns with Microsoft's HRDD processes. You can find a detailed briefing that explains the deficiencies in the recent report, as well as the reasons why investors decided to re-file the shareholder proposal, here: https://www.sec.gov/Archives/edgar/data/789019/000121465926008806/w721267px14a6g.htm.

We are happy to share with you a recently-filed exempt solicitation that explains the material risks associated with Microsoft's HRDD processes. As explained in the exempt solicitation, some of these unaddressed, material risks include:

- **Financial Risk**: potential loss of revenue or increased cost of capital, potential portfolio impacts for investors due to S&P 500 weighting.
- **Legal and Regulatory Risk**: potential financial liability for the Company under EU laws; GDPR complaint filed against Microsoft; potential criminal liability for the Company and its executives for complicity in human rights violations.
- **Operational Risk**: negative impacts on key talent recruitment and retention; distractions of senior management from core business.
- **Reputational Risk**: Microsoft named by UN Special Rapporteur as profiting from, and therefore complicit in, war crimes and genocide in Gaza. Risk of eroding public and customer trust.

We would welcome the opportunity to discuss the shareholder resolution with you. Thank you for your time and attention, and we look forward to hearing from you.

Best Regards,
Aaron